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Richard Fleeman · 3rd
COO at Kanda
Redditch, England, United Kingdom · Contact info
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KANDA Kanda

Stratford College

Experience

COO
Kanda
Jul 2019 – Present · 1 yr 11 mos
London, United Kingdom

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RF ELECTRICAL SERVICES LTD
9 yrs 1 mo

Electrician
May 2012 – Present · 9 yrs 1 mo

CEO
May 2012 – Apr 2020 · 8 yrs
Redditch

RF electrical offers state of the art domestic and contractual electrical work. We have worked with some of the UK's largest corporates, like Internet Fusion Group where we managed the electrical infrastructure installation of their brand new 100,000sq.ft warehouse. We also work with individual homeowners, small businesses and niche projects like underfloor heating, electrical veh ...see more

Home | RF Electrical
Services Ltd

Education

Stratford College
NVQ Level 3, Electrical installation
2009 – 2011

Bromsgrove new college
ONC Electrical Engineering, Electrical and Electronics Engineering
2007 – 2009

Skills & endorsements

Electrical · 3
Craig Atack and 2 connections have given endorsements for this skill

Electrical Engineering · 3
Craig Atack and 2 connections have given endorsements for this skill

Closed-Circuit Television (CCTV) · 2
Craig Atack and 1 connection have given endorsements for this skill

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Interests

ISG
110,915 followers

* UK ONLY * Building Services & Construc
8,069 members

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6,458 followers

CONSTRUCTION WHO'S WHO
121,088 members

NICEIC
28,757 followers

EC&M Electrical Construction & Maintenance
26,019 members

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